SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MARKFORGED HOLDING CORPORATION

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

57064N102

(CUSIP Number)

Gregory Mark

c/o Markforged Holding Corporation

480 Pleasant Street

Watertown, MA 02472

(866) 496-1805

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064N102	SCHEDULE 13D	Page 2 of 5

(1)	Name of Reporting Person: Gregory Mark
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 14,288,048
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 14,288,048
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,288,048
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.6% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on 187,102,821 shares of Common Stock outstanding as of March 30, 2022, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

CUSIP No. 57064N102	SCHEDULE 13D	Page 3 of 5

Except as set forth in this Amendment No.1 (this “Amendment”), the initial Schedule 13D that was filed on January 28, 2022 (the “Initial Filing”) remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Initial Filing. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Initial Filing is expressly incorporated herein by reference and the response to each Item of this Amendment is qualified in its entirety by the provisions of such Exhibits.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to replace the last paragraph thereof with the text set forth below:

Between January 26, 2022 and April 12, 2022, the Reporting Person sold an aggregate 1,944,246 shares of Common Stock as described in Item 5(c) below.

As of April 12, 2022, the Reporting Person may be deemed to beneficially own 14,288,048 shares of Common Stock of the Issuer as reflected in this Amendment.

ITEM 4. PURPOSE OF TRANSACTION

Item 3 is hereby amended to replace the second sentence of the last paragraph thereof with the text set forth below:

As reported in this Amendment, as of April 12, 2022 the Reporting Person may be deemed to beneficially own 14,288,048 shares of Common Stock.

CUSIP No. 57064N102	SCHEDULE 13D	Page 4 of 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)

•  Amount beneficially owned: 14,288,048

•  Percent of Class: 7.6%

•  Number of shares the Reporting Person has:

•  Sole power to vote or direct the vote: 14,288,048

•  Shared power to vote: 0

•  Sole power to dispose or direct the disposition of: 14,288,048

•  Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 14,170,848 shares of Common Stock held by the Reporting Person and an option to purchase 117,200 shares of Common Stock held by the Reporting Person.

The above percentage is based on 187,102,821 shares of Common Stock outstanding as of March 30, 2022, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

Paragraph (c) of Item 5 is hereby amended to add the following paragraph at the end thereof:

Except as described in Item 3 above and in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock during the 60-day period ended April 12, 2022. Annex A-1 attached hereto sets forth the transactions in the Common Stock that were effected during the 60-day period ended April 12, 2022. The transactions in the Common Stock described on Annex A-1 were effected on securities exchanges unless otherwise indicated therein.

CUSIP No. 57064N102	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

/s/ Gregory Mark
Gregory Mark

Annex A-1

Transactions in Common Stock

(60-day period ended April 12, 2022)

Reporting Person	Trade Date	Amount	Trade Price		Buy/Sell	Execution Type
Gregory Mark	February 14, 2022	41,981	$4.4496	(1)	Sell	NYSE
Gregory Mark	February 15, 2022	44,091	$4.6600	(2)	Sell	NYSE
Gregory Mark	February 16, 2022	51,372	$4.7425	(3)	Sell	NYSE
Gregory Mark	February 17, 2022	84,883	$4.7419	(4)	Sell	NYSE
Gregory Mark	February 18, 2022	78,303	$4.6429	(5)	Sell	NYSE
Gregory Mark	February 22, 2022	63,599	$4.0717	(6)	Sell	NYSE
Gregory Mark	February 23, 2022	32,800	$3.9439	(7)	Sell	NYSE
Gregory Mark	February 24, 2022	63,872	$3.8282	(8)	Sell	NYSE
Gregory Mark	February 25, 2022	82,657	$3.9324	(9)	Sell	NYSE
Gregory Mark	February 28, 2022	83,922	$3.9054	(10)	Sell	NYSE
Gregory Mark	March 1, 2022	65,724	$3.8802	(11)	Sell	NYSE
Gregory Mark	March 2, 2022	35,268	$3.6402	(12)	Sell	NYSE
Gregory Mark	March 3, 2022	58,577	$3.3559	(13)	Sell	NYSE
Gregory Mark	March 4, 2022	60,513	$3.1866	(14)	Sell	NYSE
Gregory Mark	March 7, 2022	125,058	$3.4175	(15)	Sell	NYSE
Gregory Mark	March 8, 2022	75,110	$3.4089	(16)	Sell	NYSE
Gregory Mark	March 9, 2022	52,173	$3.4782	(17)	Sell	NYSE
Gregory Mark	March 10, 2022	38,800	$3.3407	(18)	Sell	NYSE
Gregory Mark	March 11, 2022	50,679	$3.2797	(19)	Sell	NYSE
Gregory Mark	March 14, 2022	54,600	$3.0365	(20)	Sell	NYSE
Gregory Mark	March 15, 2022	86,361	$3.0579	(21)	Sell	NYSE
Gregory Mark	April 11, 2022	44,859	$3.8156	(22)	Sell	NYSE
Gregory Mark	April 12, 2022	78,002	$3.8923	(23)	Sell	NYSE

(1)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.34 to $4.54. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(2)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.54 to $4.73. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(3)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.55 to $4.85. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(4)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.67 to $4.81. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(5)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.53 to $4.75. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(6)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.96 to $4.46. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(7)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.82 to $4.07. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(8)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.58 to $3.98. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(9)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.75 to $4.09. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(10)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.75 to $4.06. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(11)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.72 to $4.09. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(12)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.57 to $3.75. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(13)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.26 to $3.62. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(14)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.08 to $3.30. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(15)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.13 to $3.60. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(16)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.23 to $3.51. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(17)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.41 to $3.54. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(18)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.29 to $3.48. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(19)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.17 to $3.49. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(20)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.95 to $3.20. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(21)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.95 to $3.17. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(22)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.74 to $3.90. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(23)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.77 to $3.96. The Reporting Person undertakes to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.